SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: September 30, 2005	By:	/s/ Nancy C. Gardner

19 September 2005.   Reuters Acquires Action Images

London – Reuters has acquired Action Images, the specialist sports photography agency in a deal designed to continue the expansion of Reuters global picture business. The deal brings together Reuters global sports coverage with Action Images’ archive of more than fifty years of sports photography and a highly successful editorial and commercial photography business. Action Images, based in London, has been a recognised market leader in sports photography for the last twenty years. Its clients include major sports clubs and governing bodies, international media publishers and sponsors. It has a team of photographers working on editorial and commercial assignments, and has developed an archive of more than 7 million sports images stretching back over 50 years with more than 1.5 million available online.

The deal enables Reuters to expand the sale of its pictures beyond its traditional media client base into the commercial market, and to build the Action Images brand in markets outside the UK. Action Images will also have access to Reuters world class sports news text and graphics, and will use these to create multi-media products for its clients.

Reuters will retain the Action Images brand and its founder David Jacobs is remaining as Managing Director of the Action Images business. Monique Villa, Global Head of News and Pictures at Reuters, becomes Chairman of Action Images, and Philip Kelly its Chief Executive Monique Villa, Reuters Global Head of News and Pictures, and Chairman of Action Images, said, “Bringing together Reuters world class sports photography with Action Images position in the editorial and commercial market is a really powerful combination. It is an important part of the ongoing investment and expansion of our picture business, allowing us to reach new marketplaces and cement our position in existing ones.” David Jacobs, Managing Director of Action Images, said, “This is a huge opportunity for Action Images. It allows us to take our business to the next level creating multi-media packages for our clients and reaching out to a truly global audience. It really opens up the sports photography marketplace, creating a new alternative for publishers, sponsors and sports bodies.” Reuters has acquired Image Group Limited, the holding company of the Action Images group. The gross assets of Image Group Limited as of December 30th 2004 amounted to £1,821,494.

Ends

Media Contacts:

Reuters
Yasmeen Khan
Media Relations
Tel: + 44 207 542 0496

yasmeen.khan@reuters.com

Notes to Editors

Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate (MLT) in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Annual Report and Form 20-F, Reuters Group revenues were £2.9 billion.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of the US Private Securities Litigation Reform Act of 1995 . Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading “Risk Factors” and in Reuters interim results press release included in its Report on Form 6-K dated 27 July 2005. Copies of the Annual Report and Form 20-F and Form 6-K are available on request from Reuters Group PLC, The Reuters Building, 30 South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

23 September 2005.   Reuters Appoints Sir Deryck Maughan To Its Board

London – (LSE:RTR, Nasdaq: RTRSY) The Board of Reuters Group has appointed Sir Deryck Maughan, former Chairman and Chief Executive Officer of Citigroup International, as a non-executive director with immediate effect. Sir Deryck Maughan, 57, brings a huge amount of valuable experience from the financial services market. From 1969 to 1979 he served as a member of H.M. Treasury in London and from 1979 to 1983 he worked at Goldman Sachs. He then went on to join Salomon Brothers where he became Chairman and Chief Executive Officer. The Travelers Group acquired Salomon Brothers in 1997, and the following year Travelers merged with Citibank to form Citigroup. Sir Deryck was Vice Chairman of Citigroup and Chairman and Chief Executive Officer of Citigroup International.

Sir Deryck is a non-executive director of GlaxoSmithKline plc. He serves on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center in New York. He is a Trustee of the Trilateral Commission and a member of Advisory Councils at Harvard University and Stanford University. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000 and is a former Chairman of the US-Japan Business Council.

Niall FitzGerald, Chairman of Reuters, said, “I am delighted that Sir Deryck is joining the Reuters board. His enormous experience in financial services, his breadth of vision and formidable ability will be valuable assets to the board as we seek to strengthen and grow the business in the coming years.”

Ends

Contacts

Johnny Weir
Tel: + 44 207 542 5211
Mobile: + 44 7990 565211
johnny.weir@reuters.com

Notes to Editors

There is nothing that is required to be disclosed pursuant to section Listing Rule LR 9.6.13 of the Listing Rules of the UK Listing Authority. Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate (MLT) in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Reuters Group revenues, including those of Instinet Group, were £2.9 billion. From July 2005, Instinet Group is being treated as a discontinued operation in the profit and loss account. Reuters and the sphere logo are the trade-marks of the Reuters group of companies